

April 14, 2015

<u>Via E-mail</u>
Xingzhong Sun
President, Chief Financial Officer, Treasurer and Member of the Board of Directors
Rose Rock Inc.
1350 Rose Glen Rd
Gladwyne, PA 19035

> **Re:** **Rose Rock Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 31, 2015**
> **File No. 333-202071**

Dear Mr. Sun:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

<u>General</u>

1. We note your response to comment 5, and we reissue the comment. We note your new disclosure on page 26. Please further revise your disclosure to name all of the corporations or other organizations in which Mr. Sun's occupations and employment were carried on that are referred to under the heading "Background Information about Our Officer and Director." Refer to Item 401(e) of Regulation S-K.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446, if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Jay Smith, via e-mail